Exhibit 99.1

Sierra Metals Reports 2019 Consolidated Financial Results Including $65.3 Million of Adjusted EBITDA

Planned Return of Capital via Substantial Issuer Bid Is Postponed Due to COVID-19 Pandemic

Conference Call March 31, 2020 at 10:30 AM (EDT)

(All $ figures reported in USD)

  2019 consolidated copper production of 39.0 million pounds a 17% increase, consolidated silver production of 3.4 million ounces a 24% increase, consolidated zinc production of 81.1 million pounds a 6% increase, consolidated lead production of 35.5 million pounds a 28% increase, and consolidated gold production of 11,632 ounces a 50% increase respectively, compared to 2018
  Revenue from metals payable of $229.0 million in 2019 decreased by 1% from $232.4 million in 2018 due to lower realized metal prices and higher treatment charges related to zinc
  Adjusted EBITDA of $65.3 million in 2019 decreased 27% from $89.8 million in 2018 due to lower consolidated revenues and higher operating costs at all three Mines
  Operating cash flows before movements in working capital of $66.4 million in 2019 decreased 26% from $90.1 million in 2018
  All-In sustaining costs (“AISC”) in 2019 were 8% higher at Yauricocha, 34% higher at Bolivar, and 40% higher at Cusi vs 2018 due to higher cash costs, higher treatment and refining costs, and higher sustaining capital expenditures at all the Mines
  $43.0 million of cash and cash equivalents as at December 31, 2019
  Net Income attributable to shareholders of $0.03 per share
  Net Debt of $56.8 million as at December 31, 2019
  Planned return of capital to shareholders via substantial issuer bid is postponed due to COVID- 19 pandemic
  Shareholder conference call to be held Tuesday, March 31, 2020, at 10:30 AM (EDT)

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $/1.02lb Pb, $1.31/lb Zn, $1,269/oz Au.

TORONTO--(BUSINESS WIRE)--March 30, 2020--Sierra Metals Inc. (TSX:SMT)(BVL:SMT)(NYSE American:SMTS) (“Sierra Metals” or the “Company”) today reported revenue of $229.0 million and adjusted EBITDA of $65.3 million on throughput of 2.7 million tonnes and metal production of 111.7 million copper equivalent pounds (or 18.7 M Silver Eq Oz or 267.7 M Zinc Eq Lbs), for the year ended December 31, 2019.

During 2019, the annual consolidated production of silver, copper, zinc, lead and gold increased 24%, 17%, 6%, 28% and 50% respectively. During Q4 2019, the Company achieved record consolidated quarterly ore throughput, driven by record quarterly ore throughput from the Bolivar and Cusi Mines. These results continued the Company’s successful production increases realized during the first three quarters of 2019, which resulted in strong annual consolidated production figures.

Metal production at Yauricocha increased 43% in Q4 2019 compared to Q4 2018 due to 20% higher ore throughput, 19% higher zinc head grade, and higher recoveries for all metals. At Bolivar, 28% higher ore throughput, and higher silver and gold head grades resulted in a 49% increase in copper equivalent pounds produced in Q4 2019 compared to Q4 2018. The Cusi Mine realized a 5% increase in throughput, 8% higher silver head grade offset by lower lead and gold head grades which resulted in silver equivalent ounces production that was in line with Q4 2018.

Igor Gonzales, President, and CEO of Sierra Metals stated: “I am very pleased with the Company’s performance in 2019, which was a pivotal year as we achieved some key milestones towards the future expansions in Mexico and Peru. Despite lower metal prices and challenges such as an illegal strike at Yauricocha Mine and some ramp up issues in Mexico as we expanded throughput, the Company generated positive adjusted EBITDA of $65 million, and our production results were solid with year over year increases to the consolidated production of all metals. The Company continues to realize positive returns on the capital investments and operational improvement efforts at all of our Mines. We have a strong balance sheet and we are preparing to weather the upcoming challenges that lie ahead in 2020, including those caused by the COVID-19 pandemic. We will continue to endeavor to improve our operating performance, strengthen our asset base and expand throughput as soon as possible which should provide for lower all-in sustaining costs and continued cash flow.

The health of our employees and their families is of the upmost importance to us as well as ensuring that the business remains strong in the midst of this challenging environment. As such, we continue to monitor the situation during this period of unpredictability, and we are reviewing our capital expenditures with plans to reduce them where possible. We are also planning to halt non-essential exploration. The planned return of capital to shareholders via a substantial issuer bid share repurchase program has also been postponed out of prudence until we have a better understanding of the current COVID-19 pandemic situation. We have not changed our production guidance despite a nationwide state of emergency in Peru due to the Yauricocha Mine’s above budget performance and operating flexibility. Our Mexican mines continue to operate unaffected, but we continue to monitor the situation and will update the Market if the Pandemic triggers further guidance updates.

2020 will be an important year for the Company. At Yauricocha studies are already underway to provide further clarity and confidence for further operational production increases, thereby achieving economies of scales and offsetting the impact of soft metal prices and high treatment charges. The receipt of the Environmental Impact Assessment (“EIA”) in 2019 is an important step in the future throughput expansion at Yauricocha. During the first half of 2020, the Company hopes to receive the permit for the next phase of the tailing’s deposition facility and the expanded waste rock facility. However, with the state of emergency declared in Peru which has been extended until April 12, 2020, all permit activity is currently halted and the Company now expects delays in receiving these permits.

At Bolivar, the mine achieved approximately 3,600 tpd of mill throughput in 2019 due to the successful completion of plant expansions earlier during the year. Additional improvements such as installation of three flash floatation cells and parallel configuration of the mill allowed us to reach approximately 4,000 tpd during Q4 2019. We expect that the Bolivar Mine will average 4,250 during the first half of the year and reach 5,000 tpd by Q4 2020. Further, based on an updated NI 43-101 Technical Report expected in early Q2 2020, the Company will initiate an updated PEA in the second half of 2020, with the expectation to increase the Bolivar plant capacity beyond the 5,000 tpd rate.

The Cusi Mine has expanded milling capacity to the 1,200 tpd rate. However, mine development was delayed in 2019 due to a subsidence event, triggered by excessive water inflows, thus limiting mill feed during the year. Looking ahead to the remainder of 2020, the focus at the Cusi Mine is on the optimization of the underground mine for consistent mill feed of about 1,200 tpd. Infill drilling programs are expected to provide superior geological information to reduce dilution.”

He continued “The planned $52 million capital expenditures program for 2020, includes $29 million of growth capital primarily at the Yauricocha Mine. Major projects in Peru include continued deepening and commissioning of the Yauricocha shaft, the Mascota-Esparanza ramp, additional ventilation raises, tailings dam lifts and expansion and betterment of the camp facilities. In Mexico, the focus will be on exploration and development, plant optimization, tailings dam optimization at Bolivar and at Cusi a new tailings dam construction. Similar to previous capex programs, these are investments which will provide the Company with significant returns on the capital invested and continue to be a very efficient use of capital, when considering the production and resource growth that they will deliver to Company and its shareholders. We are reviewing the planned capital expenditure program to defer all non-essential capital expenditures as needed.”

He concluded, “Sierra Metals’ balance sheet remains strong with the liquidity needed to meet our operational and growth expenditure requirements. The Company is on track for further growth at all three mines. Additionally, NI 43-101 Technical Reports are expected to be completed for the Bolivar Mine in early Q2 2020 and for the Cusi Mines by mid-year 2020. This will also include a maiden reserve estimate for the Cusi Mine. We are very optimistic that these updated reports will provide for additional reserves and resources at the mines.”

The following table displays selected financial and operational information for the three months and year ended December 31, 2019:

Q4 and 12M 2019 Financial Highlights

	Three Months Ended		Twelve Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Operating
Ore Processed / Tonnes Milled	731,500	599,297	2,671,853	2,325,288
Silver Ounces Produced (000's)	871	701	3,375	2,716
Copper Pounds Produced (000's)	11,308	8,932	39,890	33,968
Lead Pounds Produced (000's)	9,924	7,948	35,454	27,714
Zinc Pounds Produced (000's)	25,590	17,545	81,083	76,831
Gold Ounces Produced	3,615	2,137	11,632	7,743
Copper Equivalent Pounds Produced (000's)[1]	32,510	23,447	111,678	95,184
Zinc Equivalent Pounds Produced (000's)[1]	81,919	56,287	267,658	215,053
Silver Equivalent Ounces Produced (000's)[1]	5,016	4,445	18,721	17,988

Cash Cost per Tonne Processed	$53.91	$50.44	$50.37	$47.55
Cost of sales per AgEqOz	$9.61	$7.99	$8.53	$7.35
Cash Cost per AgEqOz[2]	$9.94	$7.68	$8.33	$7.03
AISC per AgEqOz[2]	$16.18	$10.59	$13.82	$10.04
Cost of sales per CuEqLb[2]	$1.48	$1.51	$1.42	$1.39
Cash Cost per CuEqLb[2]	$1.54	$1.45	$1.39	$1.33
AISC per CuEqLb[2]	$2.50	$2.00	$2.30	$1.90
Cost of sales per ZnEqLb[2]	$0.59	$0.63	$0.59	$0.61
Cash Cost per ZnEqLb[2]	$0.61	$0.61	$0.58	$0.58
AISC per ZnEqLb[2]	$0.99	$0.84	$0.95	$0.83

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.46	$0.52	$0.46	$0.52
AISC per ZnEqLb (Yauricocha)[2]	$0.83	$0.73	$0.79	$0.73
Cash Cost per CuEqLb (Bolivar)[2]	$2.06	$1.67	$1.73	$1.44
AISC per CuEqLb (Bolivar)[2]	$2.92	$2.37	$2.86	$2.13
Cash Cost per AgEqOz (Cusi)[2]	$42.12	$18.96	$21.38	$15.71
AISC per AgEqOz (Cusi)[2]	$56.64	$23.27	$30.89	$22.09
Financial
Revenues	$64,634	$55,019	$229,038	$232,371
Adjusted EBITDA[2]	$19,104	$15,263	$65,257	$89,756
Operating cash flows before movements in working capital	$19,951	$15,167	$66,359	$90,148
Adjusted net income attributable to shareholders[2]	$12,214	$783	$18,860	$29,009
Net income (loss) attributable to shareholders	$4,534	$(2,654)	$4,431	$18,814
Cash and cash equivalents	$42,980	$21,832	$42,980	$21,832
Working capital	$49,922	$(8,290)	$49,922	$(8,290)
(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $0.92/lb Pb, $1.07/lb Zn, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2018 were calculated using the following realized prices: $14.63/oz Ag, $2.77/lb Cu, $0.89/lb Pb, $1.16/lb Zn, $1,238/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $0.91/lb Pb, $1.14/lb Zn, $1,404/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2018 were calculated using the following realized prices: $15.65/oz Ag, $2.96/lb Cu, $1.02/lb Pb, $1.31/lb Zn, $1,269/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Revenue from metals payable of $229.0 million in 2019 decreased by 1% from $232.4 million in 2018. Revenues were lower due to the impact of lower realized metal prices and higher treatment costs related to zinc.

Yauricocha’s cash cost per zinc equivalent payable pound was $0.46 (2018 - $0.52), and AISC per zinc equivalent payable pound of $0.79 (2018 - $0.73). Lower cost of sales and cash costs resulted from higher production and consequent 21% higher sale of zinc equivalent pounds as compared to 2018. AISC per zinc equivalent payable pound was 8% higher as a result of higher sustaining capital and an increase in zinc treatment and refining costs as compared to 2018.

Bolivar’s cash cost per copper equivalent payable pound was $1.73 (2018 - $1.44), and AISC per copper equivalent payable pound was $2.86 (2018 - $2.13). The increase in cost of sales and cash cost per copper equivalent pound resulted mainly from higher operating costs during the year. The increase in AISC per copper equivalent payable pound during 2019 compared to 2018 was due to higher cash costs and higher sustaining capital expenditures at the Mine.

Cusi’s cash cost per silver equivalent payable ounce was $21.38 (2018 - $15.71), and AISC per silver equivalent payable ounce was $30.89 (2018 - $22.09). Unit costs for 2019 were higher at Cusi compared to 2018, as the slight increase in silver equivalent payable pound could not offset the increase in cost of sales and sustaining costs during the year which including higher capital expenditures at the Mine related to additional mine development as a consequence of a ground subsidence event at the mine earlier this year.

Adjusted EBITDA(1) of $65.3 million for 2019, which is a 27% decrease from the adjusted EBITDA of $89.8 million for 2018. This decrease was a combined result of the lower consolidated revenue and higher operating costs.

Cash flow generated from operations before movements in working capital of $66.4 million for 2019 decreased compared to $90.1 million in 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized.

Net income attributable to shareholders for 2019 was $4.4 million (2018: $18.8 million) or $0.03 per share (basic and diluted) (2018: $0.12).

Cash and cash equivalents of $43.0 million and working capital of $49.9 million as at December 31, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. Cash and cash equivalents increased by $21.1 million during 2019 due to $39.6 million of operating cash flows after taxes and changes in working capital, and $99.8 million drawn down from a secured corporate credit facility from Banco de Credito del Peru (“BCP”), being offset by capital expenditures incurred in Mexico and Peru of $54.6 million, repayment of loans, credit facilities and interest of $60.9 million and share repurchased during the year for $2.8 million.

(1) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Project Development

In 2019 the Company continued to advance and develop its projects and received its permit to construct the expansion of the tailings dam facility and its permit for the surface drilling program at the Yauricocha Mine in Peru. Additionally, the Company repurchased the royalty on its Cusi Silver Mine in Mexico for US$4.0 million.

In December 2019, the Company provided an update on the Mineral Reserve and Resource Estimate for its Yauricocha Mine, which was a result of drilling programs representing 76,338 meters of drilling and mine exploration development work completed between August 2017 and October 2019. Mineral Reserve tonnage decreased 5%, which included mine depletion. However, mineral classification improved as the Proven Mineral Reserves increased 45%, and the Probable Mineral Reserves decreased 18%. A NI 43-101 Technical Report was filed on SEDAR and EDGAR on February 3, 2020.

In December, the Company also provided an update on the Mineral Resource Estimate for its Bolivar Mine, which was a result of drilling programs completed between November 2017 and September 2019 at the Bolivar West, Bolivar Northwest and El Gallo Inferior zones. The Company is planning to release another Mineral Reserve and Resource update, which will include additional drilling and information from a litho-structural model, before March 31, 2020, followed by a NI 43-101 technical report to be filed within 45 days of this update.

Mine development at Bolivar during Q4 2019 totaled 2,782 meters. Most of these meters (1,780 m) were developed to prepare stopes for mine production. The remainder of the meters (1,002 m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the El Gallo Inferior and Bolivar West zones.

During Q4 2019, at the Cusi Property, mine development totaled 1,515 meters, which included 140 meters of ramp development at Santa Rosa de Lima Zone, the rest of the development related to stope preparation in various zones within the mine.

Exploration Highlights

Peru:

  A drilling program was carried out in the area called Esperanza Norte, with the objective of defining the continuity of mineralization between the Esperanza and Cachi Cachi orebody. Two drills have intercepted Polymetallic mineralization;
  The continuity of depths of Cuerpo Chicos was confirmed in Contacto Oriental, Contacto Occidental and Mascota Norte;
  Brownfield drilling program started at Doña Leona and El Paso. Approximately 8,700 meters of drilling was complete, including 4,040 meters at Doña Leona and 8,665 meters at El Paso, with the aim of exploring the anomalies of the geophysics performed in 2017 with the Titan method;
  Intersections of Mineralization were identified which open the potential of the Yauricocha mine to the south.

Mexico:

Bolivar

  The significant increase in mineral resources is the result of the drilling program at El Gallo and Bolivar West.

Cusi

  Infill drilling is being conducted at the Cusi Mine with the aim to convert resources to reserves. The Company is aiming to file a NI 43-101 technical report by the end of Q2 2020.

Batopilas

  The drilling in the Batopilas project began with the aim of investigating the potential of the La Verde vein.

Guidance maintained but expected to be updated promptly as new events unfold

Due to uncertainty of the effect that the COVID-19 Pandemic could have on the Company’s operations and financial condition and, rapidly changing developments, the Company is currently implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on our people, communities, operations, supply chain, and finances. This also includes preserving capital and deferring capital programs where appropriate, to improve liquidity. The Company is maintaining its guidance due to its operating flexibility at Yauricocha in Peru and the normal operations of its Mexican mines at this moment. If material changes occur, the Company will update its guidance promptly and expects to provide a more comprehensive update with more data points on metal prices and operating developments as part of the Q1 2020 reporting process.

Return of capital to shareholders via Substantial Issuer Bid share buyback is postponed due to COVID- 19 pandemic

Further, as noted in a previous press release dated January 8, 2020, in anticipation of free cash flows during the year, the Company was contemplating returning capital to its shareholders, for which the Company’s board of directors had approved a plan to return up to $30 million to shareholders during 2020, which represented a portion of the EBITDA guidance noted above. Due to the highly uncertain economic situation as a result of COVID-19 and its impact on the Company’s operations and metal prices, the Company has also decided to postpone the Substantial issuer bid share repurchase program.

Conference Call Webcast

Sierra Metals’ senior management will host a conference call on Tuesday, March 31, 2020, at 10:30 AM (EDT) to discuss the Company’s financial and operating results for the three months and year ended December 31, 2019.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website: https://event.on24.com/wcc/r/2150668/EDC82A8986FB968F8563869E67061377

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes before the scheduled start time of the call.

Participant Number (Toll-Free North America): (833) 245-9659
Participant Number (Toll-Free Peru): 0800-71-476
Participant Number (International): +1 (647) 689-4231
Conference ID: 5236407

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 28, 2019 in respect of the year ended December 31, 2018 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
VP, Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
info@sierrametals.com

Ed Guimaraes
CFO
Sierra Metals Inc.
+1 (416) 366-7777

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1 (416) 366-7777